United States securities and exchange commission logo





                             July 13, 2021

       Jeremy Andrus
       Chief Executive Officer
       TGPX Holdings I LLC
       1215 E Wilmington Ave., Suite 200
       Salt Lake City, Utah 84106

                                                        Re: TGPX Holdings I LLC
                                                            Registration
Statement on Form S-1
                                                            Filed July 6, 2021
                                                            File No. 333-257714

       Dear Mr. Andrus:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed July 6, 2021

       Consolidated Financial Statements
       1 - Description of Business and Basis of Presentation , page F-7

   1. As noted in your response letter dated June 10, 2021, please disclose the terms of the vesting and conversion
of the Class B incentive units and the associated accounting implications.
       12 - Subsequent Events, page F-40

   2. We note your response to prior comment 3. Please provide any disclosures required by
                                                        ASC 805-10-50-4,
805-20-50-3 and 805-30-50-3. In addition, please demonstrate to us how you determined that
historical and pro forma financial statements are not required by
                                                        Rule 3-05 and Article
11 of Regulation S-X.
 Jeremy Andrus
TGPX Holdings I LLC
July 13, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Andi Carpenter, Staff Accountant, at (202) 551-3645 or Anne
McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at
(202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3709 with any other questions.



                                                           Sincerely,
FirstName LastNameJeremy Andrus
                                                           Division of
Corporation Finance
Comapany NameTGPX Holdings I LLC
                                                           Office of
Manufacturing
July 13, 2021 Page 2
cc:       Stelios Saffos
FirstName LastName